FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

(Print or Type Responses)
1. Name and Address of Reporting Person* Warren, William Michael Jr.	2. Issuer Name and Ticker or Trading Symbol EGN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, President and CEO
(Last) (First) (Middle) 605 Richard Arrington Jr. Boulevard North	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 08/30/02	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Birmingham, Alabama 35203-2707		5. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock (WMWs)							14,580	D
Common Stock (ESP)(1)							46,790	I	(2)
Common Stock IRA (DRIP) (3)							2,450	D
Common Stock IRA (DRIP) (3)							445	I	By wife
Common Stock (AMW)							34,646	I	By wife

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (as previously reported)												169,370	D
Deferred Shares (4)	1 for 1	10/24/01	A	V	11,034				Common Stock	11,034
	1 for 1	10/24/01	A	V	10,755				Common Stock	10,755
	1 for 1	10/31/01	A	V	7,168				Common Stock	7,168
	1 for 1	(5)	A	V	3,671				Common Stock	3,671	(5)
	1 for 1	8/30/01	A		906				Common Stock	906	26.51	134,434	D

Explanation of Responses:

(1) Does not reflect changes subsequent to 6/30/02
(2) Energen Corporation Employee Savings Plan, number of shares and securities are estimates based on trustee's unit accounting.
(3) Does not reflect changes subsequent to 9/30/01
(4) Energen Corporation Deferred Compensation Plan, number of shares and securities are estimates based on recordkeepers' unit accounting.
(5) Acquired on various dates from 10/1/01-8/28/02 at prices ranging from $22.63 to $28.00.

J. D. Woodruff, Attorney in Fact J. D. Woodruff, Attorney in Fact **Signature of Reporting Person	09/04/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of the President, each Vice President, the General Counsel, the Secretary and each Assistant Secretary of Energen Corporation, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Energen Corporation (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

This Power of Attorney supersedes and terminates the Power of Attorney dated as of the 17th day of April, 1991, previously executed by the undersigned with respect to Forms 3, 4 and 5 for Company stock trades.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of August 29, 2002.

Wm. Michael Warren, Jr.

Signature

Wm. Michael Warren, Jr.

Print Name